Filed by CBOE Holdings, Inc.

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Bats Global Markets, Inc.

SEC File No. for Registration Statement

on Form S-4 filed by CBOE

Holdings, Inc.: 333-214488

Information Circular IC17-003 January 20, 2017

CBOE Holdings Stockholders Approve Share Issuance in Bats Merger

   On Tuesday, CBOE Holdings held a special meeting of stockholders who voted in favor of a proposal to approve the issuance of shares of CBOE Holdings common stock pursuant to the previously announced Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats Global Markets Inc. (Bats).

   Also on Tuesday, Bats stockholders approved the proposal to adopt the Agreement and Plan of Merger at a special meeting of Bats stockholders.

   Completion of the transaction remains subject to the receipt of certain regulatory approvals and the satisfaction or waiver of customary closing conditions.  CBOE Holdings expects the transaction to close by the end of the first quarter of 2017.

   For additional details, please see the press release on the CBOE website.

CBOE Launches Second in Series of Social Media-Based Strategy Benchmark Indexes

   Last week, CBOE announced the launch of the CBOE-SMA Large-Cap Weekly Index (SMLCW), the second in a series of sentiment-based strategy benchmark indexes designed to capitalize on short-term market momentum based on Social Market Analytics’ (SMA) social media metrics.

   The SMLC Weekly Index tracks the return of a hypothetical portfolio strategy designed to monetize the information in SMA S-Scores.

   The SMLCW Index portfolio comprises 25 equally weighted stocks drawn from the CBOE Large-Cap Universe, with the highest average 5-period SMA S-Scores.

   CBOE launched the first of its sentiment-based benchmark indexes, the CBOE-SMA Large-Cap Index,  in August 2016.

   See the press release on the CBOE website for additional details.

CBOE SKEW Index Hits a Six-Month High

   On Wednesday, the CBOE SKEW Index (SKEW) closed at 143.43, its highest value since June 2016.

   On Thursday, the CBOE SKEW Index hit 141.03, its second consecutive day over the 140 mark.

   Index values rise to higher levels as investors become more fearful of a “black swan” event.

SROs Select Thesys Technologies, LLC as Consolidated Audit Trail Plan Processor

   The consortium of Self-Regulatory Organizations (SROs) responsible for developing and implementing the Consolidated Audit Trail (CAT) have selected Thesys Technologies, LLC as the CAT Plan Processor.

   Pending the execution of a Plan Processor Agreement between Thesys and CAT NMS, LLC (CATLLC), Thesys will be responsible for all aspects of building and maintaining the CAT on an ongoing basis.

   The CAT is expected to be operational beginning in 2018.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com

Information Circular IC17-003 January 20, 2017

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements regarding intentions, beliefs and expectations or predictions with respect to the timing of the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 25, 2016, by and among CBOE Holdings, two wholly-owned subsidiaries of CBOE Holdings and Bats Global Markets, Inc., which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  The actual timing of the completion of such transactions could differ materially from those projected or forecast in the forward-looking statements.  The factors that could cause the actual timing to differ materially include, without limitation, the risks, uncertainties or assumptions described in the Risk Factors section of the definitive joint proxy statement/prospectus dated December 9, 2016 that CBOE Holdings filed with the SEC on December 12, 2016.

Neither CBOE Holdings nor Bats undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information Regarding the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.  This communication relates to the proposed merger transaction involving CBOE Holdings, Bats, CBOE Corporation and CBOE V, LLC. In connection therewith, CBOE Holdings filed with the SEC on December 12, 2016 a definitive joint proxy statement/prospectus dated December 9, 2016, and each of the companies may be filing with the SEC other documents regarding the proposed transaction. CBOE Holdings and Bats commenced mailing of the definitive joint proxy statement/prospectus to CBOE Holdings stockholders and Bats stockholders on December 12, 2016.  BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BATS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the definitive joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of CBOE Holdings and Bats, as such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CBOE Holdings will be available free of charge on CBOE Holdings’ website at http://ir.cboe.com/financial-information/sec-filings.aspx under the heading “SEC Filings” or by contacting CBOE Holdings’ Investor Relations Department at (312) 786-7136. Copies of the documents filed with the SEC by Bats will be available free of charge on Bats’ website at http://www.bats.com/investor_relations/financials/ under the heading “SEC Filings” or by contacting Bats’ Investor Relations Department at (913) 815-7132.

We encourage your input on these and other Exchange matters. Please feel free to contact us directly with your concerns.

Ed Tilly: tillye@cboe.com	Ed Provost: provost@cboe.com